Filed by F.N.B. Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: UB Bancorp

Date: June 1, 2022

This filing relates to the proposed merger of UB Bancorp with F.N.B. Corporation, pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 31, 2022

The following was published in an internal employee newsletter called the Vault at F.N.B. Corporation on June 1, 2022

FNB to Acquire UB Bancorp

A special merger message from Vincent J. Delie, Jr., Chairman, President and CEO.

As announced earlier today (click here to view press release [previously filed, intentionally omitted herein]), FNB’s acquisition of UB Bancorp, the holding company and parent of Union Bank, will strengthen our Company’s presence in North Carolina and result in FNB having an estimated $43 billion in total assets on a proforma basis. We are very excited about welcoming new Union Bank team members, customers and communities to the FNB family.

As a successful merger integrator with more than 20 bank and branch acquisitions completed since 2000, FNB employs a consistent merger strategy with a disciplined decision-making process. Our Company strives to ensure that transactions are strategically sound, will result in growth for our Company, are positioned in strategically important markets and will enable successful implementation of our sustainable business model.

There are many compelling reasons why this partnership with Union Bank makes sense for FNB. Union Bank, which was founded in 1998 in Greenville, NC, has approximately $1.2 billion in total assets, operates 15 full-service banking offices in Eastern North Carolina, including Greenville, Raleigh, Durham, Kinston, Jacksonville and five additional metropolitan statistical areas (MSAs) in the region.

This merger will strengthen our presence in North Carolina with a combined eighth largest deposit share in the state, complementary suite of commercial and retail products, and shared commitment to client and community service. In addition, this transaction will add low-cost granular deposits, which will continue to be value accretive in a rising rate environment.

We should all take great pride in FNB’s proven history of merger successes, which would not have been possible without the expertise and dedication of both our front-line and support employees. I am confident that by working together as one great team, we can ensure a seamless transition for both customers and employees of Union Bank.

Merger Communications: What You Need to Know

Following the merger announcement, our goal is to create a streamlined, efficient implementation process. Part of that process entails frequent communications with both FNB and Union Bank team members so that you are aware of what is happening and can accurately communicate to your customers.

Customers: It is critical that we effectively manage all customer interactions — in person, by phone or in writing — in a consistent and confident manner to help assure those customers who may become unsettled about this change. Every communication to a Union Bank customer must be reviewed and approved by a central merger communications team ensuring that customers do not receive duplicative or conflicting information.

Employees: Please continue to check The Vault for additional important merger-related updates and information.

Media: You may receive requests for information regarding this announcement from local media. To ensure a timely, consistent and accurate response to these requests, please refer all media calls to Jennifer Reel, Chief Communications Officer, at reel@fnb-corp.com, 724-983-4856 (office) or 724-699-6389 (cell).

Cautionary Statement Regarding Forward-Looking Information

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of FNB and UB Bancorp with respect to their planned merger, the strategic benefits and financial benefits of the merger, including the expected impact of the transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share and other metrics) and the timing of the closing of the transaction.

Forward-looking statements are typically identified by words such as “believe,” “plan,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “will,” “should,” “project,” “goal” and other similar words and expressions. Forward-looking statements are subject to risks, uncertainties and assumptions which may change over time or as a result of unforeseen circumstances. Future events or circumstances may change expectations or outlook and may affect the nature of the assumptions, risks and uncertainties to which forward-looking statements are subject. The forward-looking statements in this communication pertain only to the date of this communication, and FNB and UB Bancorp disclaim any obligation to update or revise any forward-looking statements, except as required by law. Actual results or future events may differ, possibly materially, from those that are anticipated in these forward-looking statements. Accordingly, we caution against placing undue reliance on any forward-looking statements.

Forward-looking statements contained in this communication are subject to, among others, the following risks, uncertainties and assumptions:

•

The possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where FNB and UB Bancorp do business, or as a result of other unexpected factors or events;

•

Completion of the transaction is dependent on the satisfaction of customary closing conditions, including approval by UB Bancorp stockholders, which cannot be assured, and the timing and completion of the transaction is dependent on various factors that cannot be predicted with precision at this point;

•	The occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

•

Completion of the transaction is subject to bank regulatory approvals and such approvals may not be obtained in a timely manner or at all or may be subject to conditions which may cause additional significant expense or delay the consummation of the merger transaction;

•	Potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;

•	The outcome of any legal proceedings that may be instituted against FNB or UB Bancorp;

•	Subsequent federal legislative and regulatory actions and reforms affecting the financial institutions’ industry may substantially impact the economic benefits of the proposed merger;

•

Unanticipated challenges or delays in the integration of UB Bancorp’s business into FNB’s and or the conversion of UB Bancorp’s technology systems and customer data may significantly increase the expense associated with the transaction; and

•

Other factors that may affect future results of FNB and UB Bancorp, including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

These forward-looking statements are also subject to the principal risks and uncertainties applicable to FNB’s business and activities generally that are disclosed in FNB’s 2021 Annual Report on Form 10-K and other FNB files with the SEC and UB Bancorp’s Investor Relations website. FNB’s SEC filings are accessible on the SEC website at www.sec.gov.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction between FNB and UB Bancorp. In connection with the proposed merger, FNB will file a registration statement on Form S-4 with the SEC to register FNB’s shares that will be issued to UB Bancorp’s stockholders in connection with the merger. The registration statement will include a proxy statement of Union Bank and a prospectus of FNB as well as other relevant documents concerning the proposed transaction.

INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The proxy statement/prospectus and other relevant materials (when they become available) and any other documents FNB has filed with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents FNB has filed with the SEC by contacting James Orie, Chief Legal Officer, F.N.B. Corporation, One North Shore Center, Pittsburgh, PA 15212, telephone: (724) 983-3317. The proxy statement/prospectus, when it becomes available, may also be obtained free of charge from F.N.B. Corporation at the contact set forth above or from UB Bancorp, 1011 Red Banks Road, Greenville, NC 27858, telephone: (866) 638-0552.

Participants in the Solicitation

FNB and UB Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from UB Bancorp’s stockholders in connection with the proposed merger. Information regarding FNB’s directors and executive officers is contained in FNB’s Proxy Statement on Schedule 14A, dated March 25, 2022, as amended, and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.